[LETTERHEAD OF O'MELVENY & MYERS LLP]

OUR FILE NUMBER 018,963-001
November 10, 2009	WRITER’S DIRECT DIAL (213) 430-6100
WRITER’S E-MAIL ADDRESS jpmotley@omm.com
VIA EDGAR
Mr. Perry Hindin
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ambassadors International, Inc. Schedule TO-I/A, Filed November 4, 2009 File No. 005-44561
Dear Mr. Hindin:
     On behalf of Ambassadors International, Inc. (the “Company”), this letter is submitted in response to an oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on November 10, 2009 regarding the Company’s Schedule TO-I/A (Amendment No. 2) filing referenced above amending its Schedule TO (the “Schedule TO”). For your convenience, the Company’s response is prefaced by a summary of the Staff’s oral comment in italicized text.
Please provide an analysis of the Company’s compliance with Rule 13e-4(e)(3) in connection with the Company’s exchange offer (the “Exchange Offer”) for its 3.75% convertible notes (the “Notes”). Please refer in your analysis to the information in the Company’s Current Report on Form 8-K/A (Amendment No. 2) (the “Form 8-K/A”) filed with the SEC on November 3, 2009 that was incorporated by reference into the Schedule TO.
Response: The Company filed an amendment to its Schedule TO on November 4, 2009 (the “Schedule TO Amendment”). The Schedule TO Amendment extended the expiration date of the Exchange Offer to 5:00 p.m., New York City time, on Thursday, November 12, 2009 and contained disclosures to (i) incorporate by reference information relating to the Company’s restatement of its 2008 financial statements that was included in the Form 8-K/A (the Form 8-K/A having been filed in connection with the SEC’s review of the Company’s preliminary proxy

Mr. Perry Hindin, November 10, 2009 — Page 2
statement on Schedule 14A filed on September 25, 2009 (the “Preliminary Proxy Statement”)), and (ii) provide holders of Notes (“Noteholders”) with information regarding the Company’s third quarter financial results. The Schedule TO Amendment also contained a number of conforming changes so that the Company’s disclosure in the Schedule TO conformed with a number of amendments made to the Preliminary Proxy Statement in response to SEC comments on it. On November 4, 2009, the Company also issued a press release to inform Noteholders of these changes to the information previously mailed to Noteholders.
Rule 13e-4(e)(3) requires an issuer making a tender offer to disseminate promptly disclosure of a material change in the information published, sent or given to security holders in a manner reasonably designed to inform security holders of the change. While the tender offer rules do not, except in certain circumstances that are inapplicable in the present case, specifically establish a minimum time period with respect to disclosure and dissemination of material changes, the SEC has advised that it is of the view that as a general rule a tender offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to shareholders. See SEC Release No. 34-24296 (Apr. 3, 1987).
The Company has advised us that, following consideration of all the facts and circumstances, including the materiality of the changes, and after consultation with its outside advisors, it determined that the changes in the information previously disseminated to Noteholders in the Exchange Offer were not material changes that would require the Exchange Offer to remain open for at least five business days from the date the changes were first disseminated to Noteholders. In particular, with respect to the financial information in the Form 8-K/A relating to the Company’s restatement of its 2008 financial statements, the Company considered the following facts: (1) the restatement resulted in no change in (i) loss from continuing operations, (ii) net loss for the period or (iii) earnings per share and (2) the restatement had no effect on the cash position of the Company.1
Nonetheless, in order to provide Noteholders with the best access to information in a manner reasonably designed to inform them about changes in the information previously provided to them, the Company issued a press release and filed the Schedule TO Amendment. The press release clearly identified the Company’s restatement of its 2008 financial statements and its third quarter financial results. The Company has advised us that it instructed PR Newswire to issue its press release regarding the changes to its previously disseminated information at approximately 8:25 p.m., Eastern time, and that PR Newswire issued the press release at 10:06 p.m., Eastern time, on Wednesday, November 4, 2009. The Company’s Schedule TO Amendment was

[1]	The restatement related to an error in the Company’s interpretation and application of SFAS No. 144 and SAB No. 104 to the $7.0 million loss that resulted from the disposal of two of its Majestic America Line vessels (as described in Note 13 of the consolidated financial statements of the Company for the year ended December 31, 2008). The loss on the disposal of these assets was previously reported outside of operating expenses in other income and expense within the consolidated statement of operations for the year ended December 31, 2008. Following the restatement, the $7.0 million loss is included within costs and operating expenses within the operating loss from continuing operations.

Mr. Perry Hindin, November 10, 2009 — Page 3
accepted by EDGAR at 21:43 p.m., Eastern time, on Wednesday, November 4, 2009. The press release and Schedule TO Amendment also extended the expiration date of the Exchange Offer so that there would be a period of at least five business days from the date the information was first disseminated to Noteholders until the expiration of the offer.
Pursuant to Rule 13e-4(a)(3), the term “business day” means any day, other than Saturday, Sunday, or a Federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time and in computing any time period under Rule 13e-4 or Schedule TO, the date of the event that begins the running of such time period shall be included. Accordingly, Wednesday, November 4, 2009 was the first business day of any five business period for purposes of measuring under Rule 13e-4 when the information set forth in the press release and Schedule TO Amendment was disseminated to Noteholders and the end of such five business day period would be 12:00 midnight Eastern time on Tuesday, November 10, 2009.
With respect to the financial information in the Form 8-K/A relating to the Company’s restatement of its 2008 financial statements, the Company advises the Staff that it included the following paragraph in its press release on November 4, 2009:
          Restatement of 2008 Statement of Operations
     The Company has restated its consolidated statement of operations for the year ended December 31, 2008. The loss on the disposal of two Majestic America Line vessels was previously reported as outside of operating expenses in other income and expense within the statement of operations. Following the restatement, the $7.0 million loss is included within cost and operating expenses within the operating loss from continuing operations. This restatement resulted in no changes in loss from continuing operations or net loss for the period.
Accordingly, the information relating to such restatement was clearly disseminated to Noteholders on November 4, 2009.
* * *
     The Company has authorized us to advise the Staff that it hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Perry Hindin, November 10, 2009 — Page 4
     We appreciate the Staff’s comments and request the Staff contact Dave Johnson at (310) 246-6816 or me at (213) 430-6100 with any questions or comments regarding this letter.

Sincerely,
/s/ John-Paul Motley
John-Paul Motley
of O’MELVENY & MYERS LLP

cc:	Arthur A. Rodney Mark T. Detillion David J. Johnson, Jr., O’Melveny & Myers LLP Martin Dunn, O’Melveny & Myers LLP David Follett, Moss Adams, LLP
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